O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

September 12, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. File No. 333-273465 Response to the Staff’s Comment Letter Dated August 16, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2023 on the Company’s Amendment No. 1 to registration statement on Form F-1 submitted on August 10, 2023 (the “Amended Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to its registration statement on Form F-1 (the “Further Amended Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Further Amended Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of August 16, 2023. In addition, we would like to inform the Staff that the Company has updated its financial statements to reflect data up to the period ended June 30, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Further Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Further Amended Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 27, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 27, 2023

In response to the Staff’s comment, the Company has fully restored most of its disclosures on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations as they existed in the registration statement as of July 27, 2023, except for certain disclosures on the cover page, on pages 6-7 of the Summary section, and on pages 56, and 66-67 of the Risk Factor section.

The Company respectfully submits that the revisions have been made following Sample Letters' guidance and have reflected the risks as a company has substantial business operations in China.

*	*	*

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

If you have any questions regarding the Further Amended Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

3